Exhibit 99.31

Cresco Labs Announces the Appointment of National Basketball Players

Association Executive Director and Renowned Trial Lawyer

Michele Roberts to its Board of Directors

Michele Roberts, National Basketball Players Association executive director and esteemed trial lawyer, joins Cresco Labs’ board.

CHICAGO—(June 10, 2020)—Cresco Labs (CSE:CL)(OTCQX:CRLBF) (“Cresco” or “the Company”), one of the largest vertically integrated multistate cannabis operators in the United States, announced that it has welcomed current Executive Director of the National Basketball Players Association (“NBPA”), Michele Roberts, to its board of directors, effective immediately. A distinguished trial lawyer, celebrated business leader and former member of the adjunct faculty at Harvard Law School, Ms. Roberts becomes the 10th director on Cresco’s board and its first female director.

“Ms. Roberts is an outstanding addition to our board,” said Tom Manning, Cresco Labs’ Executive Chairman and former Chairman and CEO of Dun & Bradstreet. “Drawing on her experience in leading one of the most important player organizations in the sports world and her expertise in law and litigation as a highly-accomplished trial attorney and educator, Michele will provide a unique perspective at a critical time of continued growth and expansion in the industry.”

Charlie Bachtell, Cresco Labs’ CEO and co-founder adds, “We are advocates of a more diverse and inclusive cannabis industry, and we are thrilled to have Michele’s counsel, experience and leadership to help influence the development of both our Company and this industry. We believe her contributions will be invaluable to Cresco.”

Since 2014, Ms. Roberts has served as the Executive Director of the NBPA, working on behalf of NBA players to ensure their rights are protected and are fairly compensated for the value they bring to the sport and their impact on society. Prior to joining the NBPA, she was an esteemed trial lawyer with Skadden, Arps, Slate, Meagher & Flom. Her practice focused on complex civil and white-collar criminal litigation before state and federal courts and in administrative proceedings. Ms. Roberts has tried more than 100 cases to jury verdicts, representing clients in a wide variety of areas, including products liability, white collar, racketeering, securities regulation violations, Title VII issues and premises liability. She is a top-ranked attorney who has received numerous accolades from Chambers Global, Chambers USA and Benchmark Litigation, among other notable publications.

Ms. Roberts is a Fellow of the American College of Trial Lawyers. She worked for eight years in the office of the Public Defender Service for the District of Columbia, where she was named Chief of the Trial Division and served as counsel in more than 40 jury trials. Ms. Roberts is a frequent lecturer and presenter to both the bench and bar on a variety of topics related to litigation and trial practice. She taught trial advocacy as an adjunct member of the faculty at Harvard Law School and was an instructor with the National Institute of Trial Advocacy.

“I am grateful for the opportunity to serve on Cresco Labs’ Board and work alongside the senior leadership and management teams in their efforts to elevate the company to the next level of excellence,” said Ms. Roberts. “I look forward to advancing Cresco Labs’ distinctive brands of high quality products and services, particularly those focused on the promise held by medicinal cannabis to treat conditions and illnesses where more traditional protocols have not met the patients’ needs, and I am also committed to supporting Cresco’s Labs’ social responsibility efforts which are focused on the industry’s first national Social Equity and Education Development initiative to better both individual lives and underrepresented communities.”

About Cresco Labs

Cresco Labs is one of the largest vertically-integrated multi-state cannabis operators in the United States. Cresco is built to become the most important company in the cannabis industry by combining the most strategic geographic footprint with one of the leading distribution platforms in North America. Employing a consumer-packaged goods (“CPG”) approach to cannabis, Cresco’s house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco, Remedi and Mindy’s, a line of edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside*, Cresco’s national dispensary brand, is a wellness-focused retailer designed to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco has launched the industry’s first national comprehensive Social Equity and Educational Development (SEED) initiative designed to ensure that all members of society have the skills, knowledge and opportunity to work in and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the company’s CSE Listing Statement filed with SEDAR; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco’s shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts

Media:

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

Investors:

Aaron Miles, VP of Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com